SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 01 August 2011

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Transaction in Own Shares dated 7 June 2011
Enclosure 2	Annual Information Update dated 7 June2011
Enclosure 3	Transaction in Own Shares dated 21 June 2011
Enclosure 4	Transaction in Own Shares dated 28 June 2011
Enclosure 5	Transaction in Own Shares dated 28 June 2011
Enclosure 6	Director/PDMR Shareholding dated 28 June 2011
Enclosure 7	Total Voting Rights dated 30 June 2011
Enclosure 8	Transaction in Own Shares dated 5 July 2011
Enclosure 9	Transaction in Own Shares dated 12 July 2011
Enclosure 10	Transaction in Own Shares dated 19 July 2011
Enclosure 11	Transaction in Own Shares dated 27 July 2011
Enclosure 12	Total Voting Rights dated 29 July 2011

Enclosure 1

Tuesday 7 June 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 528 ordinary shares at a price of  104 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,053,711 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,763,173,318

The above figure (7,763,173,318) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

8 June 2011

BT Group plc - Annual Information Update

8 June 2011

ANNUAL INFORMATION UPDATE

As required under the Prospectus (Directive 2003/71/EC) and paragraph 5.2 of the Prospectus Rules, and following publication of the 2011 Annual Report & Form 20-F BT Group plc is pleased to provide its Annual Information Update, in relation to information that has been published or made available to the public from 1 April 2010 up to and including 7 June 2011.

This Annual Information Update is being made available on our website
http://www.btplc.com/
The group/Ourcompany/Companyprofile/Governance/AnnualInformationUpdate/index.htm
1. Announcements made via the London Stock Exchange's Regulatory News Service (RNS), a regulatory information service, on or around the dates indicated.

The announcements can be accessed by CTRL + click on the announcement, or from our website;

http://www.btplc.com/sharesandperformance/index.cfm

07/06/2011	BT Group PLC - Transaction in Own Shares
06/06/2011	BT Group PLC - Transaction in Own Shares
01/06/2011	BT Group PLC - Transaction in Own Shares
31/05/2011	BT Group PLC - Director Declaration
31/05/2011	BT Group PLC - Total Voting Rights
27/05/2011	BT Group PLC - Annual Report & Form 20-F 2011
27/05/2011	BT Group PLC - Annual Report & Form 20-F 2011
27/05/2011	BT Group PLC - Annual Report & Form 20-F 2011
27/05/2011	BT Group PLC - Annual Report & Form 20-F 2011
24/05/2011	BT Group PLC - Transaction in Own Shares
17/05/2011	BT Group PLC - Director/PDMR Shareholding
17/05/2011	BT Group PLC - Transaction in Own Shares
12/05/2011	BT Group PLC - BT GROUP PLC RESULTS FOR THE YEAR TO 31 MARCH 2011
10/05/2011	BT Group PLC - Transaction in Own Shares
28/04/2011	BT Group PLC - Total Voting Rights
08/04/2011	BT Group PLC - Transaction in Own Shares
31/03/2011	BT Group PLC - Total Voting Rights
30/03/2011	BT Group PLC - Acceleration of 2011 pension deficit contribution
29/03/2011	BT Group PLC - Transaction in Own Shares
22/03/2011	BT Group PLC - Transaction in Own Shares
15/03/2011	BT Group PLC - Transaction in Own Shares
08/03/2011	BT Group PLC - Transaction in Own Shares
04/03/2011	BT Group PLC - Director/PDMR Shareholding
01/03/2011	BT Group PLC - Transaction in Own Shares
28/02/2011	BT Group PLC - Total Voting Rights
28/02/2011	BT Group PLC - Holding(s) in Company
22/02/2011	BT Group PLC - Transaction in Own Shares
15/02/2011	BT Group PLC - Transaction in Own Shares
15/02/2011	BT Group PLC - Director/PDMR Shareholding
09/02/2011	BT Group PLC - Director/PDMR Shareholding
09/02/2011	BT Group PLC - Director/PDMR Shareholding
08/02/2011	BT Group PLC - Transaction in Own Shares
07/02/2011	BT Group PLC - Director/PDMR Shareholding
03/02/2011	BT Group PLC - 3rd Quarter Results
01/02/2011	BT Group PLC - Transaction in Own Shares
31/01/2011	BT Group PLC - Total Voting Rights
25/01/2011	BT Group PLC - Transaction in Own Shares
21/01/2011	BT Group PLC - Director Declaration
18/01/2011	BT Group PLC - Transaction in Own Shares
18/01/2011	BT Group PLC - JASMINE WHITBREAD TO JOIN BT BOARD
11/01/2011	BT Group PLC - Transaction in Own Shares
05/01/2011	BT Group PLC - Transaction in Own Shares
31/12/2010	BT Group PLC - Total Voting Rights
29/12/2010	BT Group PLC - Transaction in Own Shares
29/12/2010	BT Group PLC - Transaction in Own Shares
21/12/2010	BT Group PLC - Transaction in Own Shares
20/12/2010	BT Group PLC - Nick Rose Director Declaration
16/12/2010	BT Group PLC - Nick Rose to join BT Board
14/12/2010	BT Group PLC - Transaction in Own Shares
14/12/2010	BT Group PLC - BT completes sale of 5.5% stake in Tech Mahindra
01/12/2010	BT Group PLC - Additional directorship held by a current director
30/11/2010	BT Group PLC - Total Voting Rights
30/11/2010	BT Group PLC - Transaction in Own Shares
26/11/2010	BT Group PLC - Proposal regarding BT's holding in Tech Mahindra
16/11/2010	BT Group PLC - Transaction in Own Shares
11/11/2010	BT Group PLC - BT GROUP plc SECOND QUARTER AND HALF YEAR RESULTS
04/11/2010	BT Group PLC - BT provides update on pension indexation
29/10/2010	BT Group PLC - Total Voting Rights
26/10/2010	BT Group PLC - Transaction in Own Shares
21/10/2010	BT Group PLC - Court judgement on the Crown Guarantee
19/10/2010	BT Group PLC - Transaction in Own Shares
15/10/2010	BT Group PLC - BT REACHES AGREEMENT WITH UK GOVERNMENT
05/10/2010	BT Group PLC - Transaction in Own Shares
30/09/2010	BT Group PLC - Total Voting Rights
21/09/2010	BT Group PLC - Transaction in Own Shares
16/09/2010	BT Group PLC - Transaction in Own Shares
14/09/2010	BT Group PLC - Director/PDMR Shareholding
14/09/2010	BT Group PLC - Transaction in Own Shares
09/09/2010	BT Group PLC - Director/PDMR Shareholding
08/09/2010	BT Group PLC - Director/PDMR Shareholding
02/09/2010	BT Group PLC - Notification of major interest in shares
31/08/2010	BT Group PLC - Total Voting Rights
27/08/2010	BT Group PLC - Notification of major interest in shares
19/08/2010	BT Group PLC - Transaction in Own Shares
24/08/2010	BT Group PLC - Transaction in Own Shares
17/08/2010	BT Group PLC - Transaction in Own Shares
04/08/2010	BT Group PLC - Director/PDMR Shareholding
04/08/2010	BT Group PLC - Director/PDMR Shareholding
30/08/2010	BT Group PLC - Transaction in Own Shares
30/07/2010	BT Group PLC - Total Voting Rights
29/07/2010	BT Group PLC - BT GROUP plc ANNOUNCEMENT OF FIRST QUARTER RESULTS
23/07/2010	BT Group PLC - BT Group plc Announcement of AGM Poll Results
23/07/2010	BT Group PLC - Notification of major interest in shares
22/07/2010	BT Group PLC - AGM Statement
20/07/2010	BT Group PLC - Transaction in Own Shares
13/07/2010	BT Group PLC - Transaction in Own Shares
12/07/2010	BT Group PLC - Notification of major interest in shares
09/07/2010	BT Group PLC - BT AND CWU REACH 39 MONTH PAY AGREEMENT
06/07/2010	BT Group PLC - Transaction in Own Shares
06/07/2010	BT Group PLC - Transaction in Own Shares
02/07/2010	BT Group PLC - Director/PDMR Shareholding
01/07/2010	BT Group PLC - BT customers score huge savings with Sky Sports1&2
30/06/2010	BT Group PLC - Total Voting Rights
30/06/2010	BT Group PLC - Director/PDMR Shareholding
29/06/2010	BT Group PLC - Transaction in Own Shares - Replacement
29/06/2010	BT Group PLC - Transaction in Own Shares
29/06/2010	BT Group PLC - Transaction in Own Shares
28/06/2010	BT Group PLC - BSKYB and BT sign contract for Sky Sports 1
22/06/2010	BT Group PLC - Director/PDMR Shareholding
22/06/2010	BT Group PLC - Transaction in Own Shares
18/06/2010	BT Group PLC - Director/PDMR Shareholding
07/06/2010	BT Group PLC - Annual Information Update
01/06/2010	BT Group PLC - Transaction in Own Shares
28/05/2010	BT Group PLC - Total Voting Rights
27/05/2010	BT Group PLC - Director Declaration
26/05/2010	BT Group PLC - Annual Financial Report
26/05/2010	BT Group PLC - Annual Financial Report
25/05/2010	BT Group PLC - Transaction in Own Shares
19/05/2010	BT Group PLC - Director/PDMR Shareholding
18/05/2010	BT Group PLC - Transaction in Own Shares
13/05/2010	BT Group PLC - Holding(s) in Company
13/05/2010	BT Group PLC - Director/PDMR Shareholding
13/05/2010	BT Group PLC - Transaction in Own Shares
13/05/2010	BT Group PLC - BT GROUP plc PRELIMINARY RESULTS
04/05/2010	BT Group PLC - Transaction in Own Shares
30/04/2010	BT Group PLC - Total Voting Rights
27/04/2010	BT Group PLC - Transaction in Own Shares
13/04/2010	BT Group PLC - Transaction in Own Shares
06/04/2010	BT Group PLC - Transaction in Own Shares
06/04/2010	BT Group PLC - Transaction in Own Shares

2. Documents filed at Companies House

All of the documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated.

Date	Type	Description

01/06/2011	AA	Annual Accounts made up to 31/03/2011
26/05/2011	SH04	Notice of sale or transfer of treasury shares by a plc
19/05/2011	SH04	Notice of sale or transfer of treasury shares by a plc
12/05/2011	SH04	Notice of sale or transfer of treasury shares by a plc
28/04/2011	AR01	Annual Return made up to 31/03/2011
13/04/2011	SH04	Notice of sale or transfer of treasury shares by a plc
31/03/2011	SH04	Notice of sale or transfer of treasury shares by a plc
24/03/2011	SH04	Notice of sale or transfer of treasury shares by a plc
22/03/2011	AP01	Director appointed - Jasmine Mary Whitbread
18/03/2011	SH04	Notice of sale or transfer of treasury shares by a plc
14/03/2011	SH04	Notice of sale or transfer of treasury shares by a plc
07/03/2011	SH04	Notice of sale or transfer of treasury shares by a plc
02/03/2011	SH04	Notice of sale or transfer of treasury shares by a plc
25/02/2011	CH01	Director's change of particulars - Ian Livingston
18/02/2011	SH04	Notice of sale or transfer of treasury shares by a plc
16/02/2011	SH04	Notice of sale or transfer of treasury shares by a plc
16/02/2011	SH04	Notice of sale or transfer of treasury shares by a plc
04/02/2011	AP01	Director appointed - Nicholas Charles Rose
27/01/2011	SH04	Notice of sale or transfer of treasury shares by a plc
20/01/2011	SH04	Notice of sale or transfer of treasury shares by a plc
17/01/2011	SH04	Notice of sale or transfer of treasury shares by a plc
12/01/2011	SH04	Notice of sale or transfer of treasury shares by a plc
05/01/2011	SH04	Notice of sale or transfer of treasury shares by a plc
31/12/2010	SH04	Notice of sale or transfer of treasury shares by a plc
16/12/2010	SH04	Notice of sale or transfer of treasury shares by a plc
07/12/2010	SH04	Notice of sale or transfer of treasury shares by a plc
18/11/2010	SH04	Notice of sale or transfer of treasury shares by a plc
04/11/2010	SH04	Notice of sale or transfer of treasury shares by a plc
28/10/2010	CH01	Director's change of particulars - Patricia Hope Hewitt
21/10/2010	SH04	Notice of sale or transfer of treasury shares by a plc
07/10/2010	SH04	Notice of sale or transfer of treasury shares by a plc
24/09/2010	CH01	Directors' change of particulars - Gavin Echlin Patterson
23/09/2010	SH04	Notice of sale or transfer of treasury shares by a plc
20/09/2010	SH04	Notice of sale or transfer of treasury shares by a plc
16/09/2010	SH04	Notice of sale or transfer of treasury shares by a plc
26/08/2010	SH04	Notice of sale or transfer of treasury shares by a plc
26/08/2010	SH04	Notice of sale or transfer of treasury shares by a plc
24/08/2010	SH04	Notice of sale or transfer of treasury shares by a plc
17/08/2010	SH04	Notice of sale or transfer of treasury shares by a plc
17/08/2010	SH04	Notice of sale or transfer of treasury shares by a plc
17/08/2010	SH04	Notice of sale or transfer of treasury shares by a plc
17/08/2010	SH04	Notice of sale or transfer of treasury shares by a plc
17/08/2010	SH04	Notice of sale or transfer of treasury shares by a plc
12/08/2010	RES13	Resolutions passed at AGM on 22/07/2010
12/08/2010	RES09	Resolutions passed at AGM on 22/07/2010
12/08/2010	RES11	Resolutions passed at AGM on 22/07/2010
12/08/2010	RES10	Resolutions passed at AGM on 22/07/2010
11/08/2010	SH04	Notice of sale or transfer of treasury shares by a plc
19/07/2010	SH04	Notice of sale or transfer of treasury shares by a plc
15/07/2010	SH04	Notice of sale or transfer of treasury shares by a plc
06/07/2010	SH04	Notice of sale or transfer of treasury shares by a plc
06/07/2010	SH04	Notice of sale or transfer of treasury shares by a plc
24/06/2010	SH04	Notice of sale or transfer of treasury shares by a plc
27/05/2010	AA	Annual Accounts made up to 31/03/2010
20/05/2010	SH04	Notice of sale or transfer of treasury shares by a plc
11/05/2010	SH04	Notice of sale or transfer of treasury shares by a plc
04/05/2010	SH04	Notice of sale or transfer of treasury shares by a plc
28/04/2010	AR01	Annual Return made up to 31/03/2010
23/04/2010	SH04	Notice of sale or transfer of treasury shares by a plc
16/04/2010	SH04	Notice of sale or transfer of treasury shares by a plc
16/04/2010	SH04	Notice of sale or transfer of treasury shares by a plc
15/04/2010	SH04	Notice of sale or transfer of treasury shares by a plc
15/04/2010	SH04	Notice of sale or transfer of treasury shares by a plc

All of the documents above are available for download from the Companies House website at:
www.companieshouse.gov.uk  or can be obtained from Companies House, Crown Way, Maindy, Cardiff, CF14 3UZ.

3. Documents submitted to the FSA

Each of the documents below was submitted to the FSA on or around the dates indicated.

Documents filed with the UK Listing Authority and which are available to view on the National Storage Mechanism website at www.hemscott.com/nsm.do

27/05/2011	Annual Report &Form 20-F 2011
27/05/2011	Summary financial statement & notice of meeting 2011
27/05/2011	Proxy card 2011

Documents which have been made available at the UK Listing Authority Document Viewing Facility, 25 The North Colonnade, Canary Wharf, London E14 5HS

23/07/2010	Resolutions after AGM 2010
26/05/2010	Annual Report & Form 20-F 2010
26/05/2010	Summary financial statement & notice of meeting 2010
26/05/2010	Proxy Card 2010

The shareholder reports and Notices of AGM are also available on the Investor Centre section of our website:

http://www.btplc.com/sharesandperformance/index.cfm

The information referred to in this Annual Information Update was correct when it was published but may now be out of date.

Enclosure 3

Tuesday 21 June 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 32,959 ordinary shares at a minimum price of  61 pence per share and a maximum price of  185 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,020,752 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,763,206,277

The above figure (7,763,206,277) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

Tuesday 28 June 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 13,217 ordinary shares at a minimum price of  61 pence per share and a maximum price of  179 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 388,007,535 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,763,219,494

The above figure (7,763,219,494) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

Tuesday 28 June 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 672,225 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 387,335,310 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,763,891,719

The above figure (7,763,891,719) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 6

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the Issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

TONY CHANMUGAM

SALLY DAVIS

JEFF KELLY

ROEL LOUWHOFF

GAVIN PATTERSON

CLIVE SELLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY)  LIMITED

5. Indicate whether the notification is in respect of a holding of the
Person referred to in 3 or 4 above or in respect of a non-beneficial interest

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of
Shares held by each of them

ILFORD TRUSTEES (JERSEY)  LIMITED

8 State the nature of the transaction

GRANT OF AWARDS UNDER THE BT GROUP INCENTIVE SHARE PLAN AND THE BT GROUP DEFERRED BONUS PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN -
1,163,034

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN -
711,777

TONY CHANMUGAM

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN -
 538,139

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN -
227,961

SALLY DAVIS
SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN -
212,388

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN -
149,703

JEFF KELLY

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN -
512,992

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN -
223,642

ROEL LOUWHOFF
SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN -
277,937

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN -
161,550

GAVIN PATTERSON

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN -
573,344

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN -
243,577

CLIVE SELLEY

SHARES GRANTED UNDER THE INCENTIVE SHARE PLAN -
165,968

SHARES GRANTED UNDER THE DEFERRED BONUS PLAN -
63,822

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that
Class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.988333

14. Date and place of transaction

27 JUNE 2011, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON

PERSONAL HOLDING: SHARES - 1,156,318
BT GROUP DEFERRED BONUS PLAN: SHARES - 2,175,824
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 5,047,350
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES.

TONY CHANMUGAM

PERSONAL HOLDING: SHARES - 224,416
BT GROUP DEFERRED BONUS PLAN: SHARES - 618,489
BT GROUP INCENTIVE SHARE PLAN: SHARES - 2,270,815
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

SALLY DAVIS

PERSONAL HOLDING: SHARES - 268,358
BT GROUP DEFERRED BONUS PLAN: SHARES - 556,587
BT GROUP INCENTIVE SHARE PLAN: SHARES - 858,354
BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 343,732 SHARES

JEFF KELLY

PERSONAL HOLDING: SHARES - 222,550
BT GROUP DEFERRED BONUS PLAN: SHARES - 291,214
BT GROUP INCENTIVE SHARE PLAN: SHARES - 2,098,882

ROEL LOUWHOFF

PERSONAL HOLDING: SHARES - 561,883
BT GROUP DEFERRED BONUS PLAN: SHARES - 668,895
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,207,690
BT GROUP EMPLOYEE SHARESAVE INTERNATIONAL SCHEME: AN OPTION OVER  8,632 SHARES

GAVIN PATTERSON

PERSONAL HOLDING: SHARES - 440,246
BT GROUP DEFERRED BONUS PLAN: SHARES - 726,329
BT GROUP INCENTIVE SHARE PLAN: SHARES - 2,397,213
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES.

CLIVE SELLEY

PERSONAL HOLDING: SHARES - 62,089
BT GROUP DEFERRED BONUS PLAN: SHARES - 213,398
BT GROUP INCENTIVE SHARE PLAN: SHARES - 557,668
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES.

16. Date issuer informed of transactions

27 June 2011

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

N/A

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

ANNA WATCH
Date of notification

28 JUNE 2011

END

Enclosure 7

Thursday 30 June 2011

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 June 2011, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 387,335,310 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,763,891,719 The above figure (7,763,891,719
) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-
Enclosure 8

Tuesday 5 July 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,020,253 ordinary shares at a minimum price of  Nil cost and a maximum price of  124 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 386,315,057 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,764,911,972

The above figure (7,764,911,972) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 9

Tuesday 12 July 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 4,920 ordinary shares at a minimum price of 68 pence per share and a maximum price of 179 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 386,310,137 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,764,916,892

The above figure (7,764,916,892) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

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Enclosure 10

Tuesday 19 July 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 17,002 ordinary shares at a minimum price of 61 pence per share and a maximum price of 104 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 386,293,135 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,764,933,894

The above figure (7,764,933,894) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

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Enclosure 11

Wednesday 27 July 2011

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 7,059 ordinary shares at a minimum price of 68 pence per share and a maximum price of 111 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 386,286,076 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,764,940,953

The above figure (7,764,940,953) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

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Enclosure 12

Friday 29 July 2011

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 July 2011, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 386,286,076 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,764,940,953 The above figure (7,764,940,953) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date  01 August 2011